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NORDSON CORPORATION

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NORDSON CORPORATION

Notice of 2002
Annual Meeting
and Proxy Statement

William P. Madar
Chairman of the Board

Edward P. Campbell
*President and Chief
Executive Officer*

January 28, 2002

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders to be held at the Alpharetta Marriott, 5750 Windward Parkway, Alpharetta, Georgia, at 1:30 p.m. on March 7, 2002. We hope that you will be able to attend.

The Notice of Annual Meeting of Shareholders and the Proxy Statement, which are included in this booklet, describe the matters to be acted upon at the meeting. Regardless of the number of shares you own, your vote on these matters is important. Whether or not you plan to attend the meeting, we urge you to mark your choices on the enclosed proxy card and to sign and return it in the envelope provided. If you later decide to vote in person at the meeting, you will have an opportunity to revoke your proxy and vote by ballot.

We look forward to seeing you at the meeting.

Sincerely,

WILLIAM P. MADAR	EDWARD P. CAMPBELL
Chairman of the Board	President and Chief
	Executive Officer

NORDSON CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Nordson Corporation will be held at the Alpharetta Marriott, 5750 Windward Parkway, Alpharetta, Georgia, at 1:30 p.m. on March 7, 2002. The purposes of the meeting are:

1. To elect six directors, one to the class whose term expires in 2003 and five to the class whose term expires in 2005.
2. To hear reports and to transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on January 9, 2002 are entitled to notice of and to vote at the meeting.

For the Board of Directors

WILLIAM D. GINN
Secretary

January 28, 2002

NORDSON CORPORATION

PROXY STATEMENT

The Board of Directors of Nordson Corporation requests your proxy for use at the Annual Meeting of Shareholders to be held on March 7, 2002, and at any adjournments of that meeting. This Proxy Statement is to inform you about the matters to be acted upon at the meeting.

If you attend the meeting, you can vote your shares by ballot. If you do not attend, your shares can still be voted at the meeting if you sign and return the enclosed proxy card. Shares represented by a properly signed card will be voted in accordance with the choices marked on the card. If no choices are marked, the shares will be voted to elect the nominees listed on pages 2 and 3. You may revoke your proxy before it is voted by giving notice to Nordson in writing or orally at the meeting.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about January 28, 2002. Nordson's executive offices are located at 28601 Clemens Road, Westlake, Ohio 44145, telephone number (440) 892-1580.

ELECTION OF DIRECTORS

Nordson's Board of Directors is composed of thirteen directors, divided into one class of five members and two classes of four members. The terms of these classes as of the 2002 Annual Meeting will expire in 2003, 2004 and 2005. Each of the directors serves for a term of three years and until a successor is elected. The Board met six times during the last fiscal year.

Five nominees for election as directors for terms expiring in 2005 and one nominee for election as director for a term expiring in 2003, as well as present directors whose terms will continue after the meeting, appear below.

Nominees For Terms Expiring in 2005

Dr. Glenn R. Brown, age 71, has been a director of Nordson since 1986. Dr. Brown is President and a member of the Board of Directors of The Generation Foundation, a tax-exempt public charity whose mission is to invest cooperatively in economic and technological initiatives to support employment growth, community development and revitalization in the Greater Cleveland, Ohio area. He was Science Advisor to the Governor of the State of Ohio from July 1996 to September 2000. He is also a retired Senior Vice President and a former director of The Standard Oil Company.

Eric T. Nord, age 84, has been a director of Nordson or its predecessor since 1941. He served as chairman of the Board of Nordson from 1967 to October 1997. Eric Nord is Evan Nord's brother and Dr. Ignat's uncle.

Peter S. Hellman, age 52, has been a director of Nordson since May 2001. Mr. Hellman has served as Executive Vice President and Chief Financial and Administrative Officer of Nordson since February 2000. From 1995 through February 1999, Mr. Hellman was President and Chief Operating Officer of TRW Inc., where he also served on its board of directors and as a member of the management committee. TRW is a provider of advanced technology products and services for the automotive, aerospace and information systems markets. Mr. Hellman serves as a director of Qwest Communications International Inc., a global leader in broadband internet-based communications.

Mary G. Puma, age 44, has been a director of Nordson since July 2001 and is President and Chief Operating Officer of Axcelis Technologies, Inc., a producer of ion implantation equipment used in the semiconductor manufacturing industry. Previous to her election as President and Chief Operating Officer of Axcelis in May 2000, Ms. Puma served as Vice President of Axcelis from February 1999 to May 2000 and was General Manager and Vice President of Eaton Corporation's Implant Systems Division from January 1998 to February 1999. Ms. Puma was General Manager of Eaton's Commercial Controls Division from May 1996 through December 1997. Eaton produces automation systems and equipment, capital and

consumer goods components, aerospace and defense systems, and automotive components. Ms. Puma is also a director of Axcelis.

Joseph P. Keithley, age 53, has been a director of Nordson since July 2001 and is Chairman of the Board, President and Chief Executive Officer of Keithley Instruments, Inc., a provider of measurement solutions to the semiconductor, fiber optics, telecommunications and electronics industries. He has served as Chairman of the Board of Keithley Instruments since 1991, as CEO since 1993 and as President since 1994. Mr. Keithley is also a director of Brush Engineered Materials, Inc., a producer and supplier of beryllium and related products, specialty metal systems and precious metal products.

Nominee For Term Expiring in 2003

Dr. David W. Ignat, age 60, is a retired researcher of plasma physics at Princeton University. Since July 1996, Dr. Ignat has been the Editor of ''Nuclear Fusion,'' a journal published by the International Atomic Energy Agency. From 1999 through 2000, he was a consultant to the Princeton Plasma Physics Laboratory, Princeton University. Dr. Ignat is the nephew of Eric Nord and Evan Nord.

After over 50 years of dedicated service as a co-founder and officer of Nordson Corporation and a member of the Board of Directors, Evan Nord is retiring from the Board of Directors. Dr. Ignat is being nominated to replace Evan Nord in the class of 2003.

Present Directors Whose Terms Expire in 2004

William D. Ginn, age 78, has been a director of Nordson since 1959. Mr. Ginn has been Of Counsel to Thompson Hine LLP, a law firm, for more than five years. Prior to that time he was a Partner with Thompson Hine LLP. Thompson Hine LLP has in the past provided and continues to provide legal services to Nordson.

Stephen R. Hardis, age 66, has been a director of Nordson since 1984. He served as Chairman and Chief Executive Officer of Eaton Corporation from January 1996 to August 2000 and was Vice Chairman and Chief Executive Officer from September 1995 to December 1995. Eaton produces automation systems and equipment, capital and consumer goods components, aerospace and defense systems, and automotive components. Mr. Hardis is a director of Lexmark International, Inc., a manufacturer and seller of computer printer products; Marsh & McLennan Cos., a provider of insurance and reinsurance, consulting, and investment advisory and management services; American Greetings Corp., a creator, manufacturer and distributor of greeting cards and special occasion products; The Progressive Corporation, an insurance holding company; STERIS Corporation, a maker of technologies to control infection and contamination; Apogent Technologies Inc., a developer and manufacturer of products for the labware and life sciences, clinical diagnostics and laboratory equipment industries; and is Chairman of the Board of Axcelis Technologies, Inc., a producer of ion implantation equipment used in the semiconductor manufacturing industry.

William L. Robinson, age 60, has been a director of Nordson since 1995. He is currently a professor of law at the UDC School of Law (formerly the District of Columbia School of Law). In 2000, Mr. Robinson was a visiting professor of law at the University of Maryland School of Law. In 1998 and 1999, he was a visiting professor of law at the CUNY School of Law at Queens College in Flushing, New York. Mr. Robinson served as Dean of the District of Columbia School of Law from 1988 to 1998.

Benedict P. Rosen, age 65, has been a director of Nordson since January 1999. He has served as Chairman of AVX Corporation since July 1997, was Chief Executive Officer of AVX Corporation from July 1997 through July 2001, and served as President of AVX Corporation from April 1993 through July 1997. AVX is an international producer of electronic components. Mr. Rosen is also a director of Aerovox Corporation, a supplier of film, paper and aluminum electrolytic capacitors. From June 1995 through June 2001, Mr. Rosen was Senior Managing and Representative Director of Kyocera Corporation, a producer of electronics, telecommunications, metal processing, automotive components, optics, medicine and energy.

Present Directors Whose Terms Expire in 2003

William P. Madar, age 62, has been a director of Nordson since 1985. He has served as Chairman of the Board of Nordson since October 1997 and was Vice Chairman and Chief Executive Officer from August 1996 to October 1997. He was President and Chief Executive Officer of Nordson from February 1986 to August 1996. Mr. Madar is also a director of National City Bank, a national banking association; Brush Engineered Materials, Inc., a producer and supplier of beryllium and related products, specialty metal systems and precious metal products; and The Lubrizol Corp., a manufacturer of specialty chemicals.

William W. Colville, age 67, has been a director of Nordson since 1988. He was Senior Vice President-Law, General Counsel and Secretary of Owens-Corning Fiberglas Corp. from 1984 until December 1994 and currently serves as a legal consultant to Owens-Corning. Owens-Corning manufactures glass fiber products and related materials. Mr. Colville is a director of Owens-Corning.

Edward P. Campbell, age 52, has been a director of Nordson since 1996. He has served as President and Chief Executive Officer of Nordson since November 1, 1997 and was President and Chief Operating Officer of Nordson from August 1996 to October 1997. Mr. Campbell was Executive Vice President and Chief Operating Officer of Nordson from March 1994 to August 1996. He is a director of KeyCorp, a financial services company, and OMNOVA Solutions, Inc., a manufacturer of specialty chemicals, emulsion polymers and decorative and building products.

Committees of the Board of Directors; Attendance

The Audit Committee presently consists of five members, Messrs. Ginn, Madar, Evan Nord, Robinson and Dr. Brown. The Company's securities are quoted on the NASDAQ National Market System and are governed by its listing standards. All members of the Audit Committee meet the independence standards of the National Association of Securities Dealers. The Audit Committee reviews the proposed audit programs (including both independent and internal audits) for each fiscal year, the results of these audits, and the adequacy of Nordson's accounting and financial controls. The Committee also recommends to the Board of Directors the appointment of the independent auditors for each fiscal year. The Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors' independence. The Audit Committee Report to the Board of Directors is attached to this Proxy Statement as Appendix A. The Audit Committee met three times during the last fiscal year.

The present members of the Compensation Committee are Messrs. Colville, Hardis, Keithley, Eric Nord, Rosen and Ms. Puma. The Compensation Committee determines the salary and other compensation of Nordson's executive officers, supervises the administration of Nordson's 1993 Long-Term Performance Plan, as amended (the ''Performance Plan''), 1995 Management Incentive Compensation Plan (the ''Bonus Plan''), Excess Defined Benefit Pension Plan, Excess Defined Contribution Retirement Plan, Deferred Compensation Plan, Long-Term Incentive Plan and other pension and retirement plans. During the last fiscal year, the Compensation Committee met six times.

The present members of the Nominating Committee are Messrs. Campbell, Hardis, Madar, Eric Nord and Dr. Brown, with Mr. Campbell being a nonvoting member. The Nominating Committee screens and nominates candidates for election as directors and recommends committee members for appointment by the Board of Directors. A shareholder who wishes to suggest a director candidate for consideration by the Nominating Committee should send a resume of the candidate's business experience and background to Mr. Campbell at Nordson. The Nominating Committee met two times during the last fiscal year.

During the last fiscal year each director attended at least seventy-five percent of the meetings of the Board of Directors and of the committees on which he or she served.

Compensation of Directors

Nordson pays the Chairman of the Board of Directors a fee of $11,000 per quarter and $2,000 for each Board meeting attended. Nordson pays other directors who are not employees a fee of $5,500 per quarter, and $1,000 for each Board meeting attended. Each non-employee director is also paid $1,000 for each committee meeting attended, with an additional $750 per quarter for committee chairmen.

Directors may defer all or part of their fees until retirement under the Performance Plan. The fees may be deferred as cash and credited with interest at a U.S. Treasury rate, or they may be translated into stock equivalents based on the market price of Nordson Common Shares when the fees are earned and credited with additional stock equivalents when dividends are paid.

Each non-employee director was granted a director option on March 10, 1992 and March 13, 1997. Beginning in 1997, non-employee directors have been granted an option annually.

Ownership of Nordson Common Shares

The following table shows the number and percent of Nordson Common Shares beneficially owned on January 9, 2002 by each of the directors, including nominees; each of the executive officers named in the Summary Compensation Table set forth on page 10; any persons known to Nordson to be the beneficial owner of more than 5% of Nordson Common Shares; and by all directors and executive officers as a group.

Name	Number of Shares (1)	Percent
Dr. Glenn R. Brown	43,112	.1
Edward P. Campbell (2)	661,143	1.9
William W. Colville	38,240	.1
William D. Ginn (3)(5)(6)	576,358	1.7
Stephen R. Hardis	72,710	.2
Peter S. Hellman (2)	38,060	.1
Dr. David W. Ignat (9)	1,649,738	4.9
Joseph P. Keithley	0	—
William P. Madar	997,976	2.9
Eric T. Nord (4)(5)(7)	4,603,415	13.8
Evan W. Nord (7)(8)(10)	4,391,259	13.2
Mary G. Puma	0	—
William L. Robinson	19,457	*
Benedict P. Rosen	17,206	*
Donald J. McLane (2)	273,974	.8
Robert A. Dunn, Jr. (2)	133,717	.4
Mark G. Gacka (2)	119,347	.3
Kayne Anderson Rudnick Investment Management LLC (11)	1,692,930	5.0
All directors and executive officers as a group (21 people) (12)	11,644,859	33.0

* Less than 0.1%.

(1) Except as otherwise stated in notes (2) through (12) below, beneficial ownership of the shares held by each of the directors, executive officers and nominees consists of sole voting power and sole investment power, or of voting power and investment power that is shared with the spouse of the director, executive officer or nominee. Beneficial ownership of the shares held by the non-employee directors includes the right to acquire shares on or before March 10, 2002 under the Director Option provisions of the Performance Plan and the Directors Deferred Compensation provisions of the Performance Plan in the following amounts: Dr. Brown, 38,212 shares; Mr. Colville, 33,040 shares;

Mr. Ginn, 15,990 shares; Mr. Hardis, 48,710 shares; Dr. Ignat, 0 shares; Mr. Keithley, 0 shares; Mr. Madar, 24,712 shares; Eric Nord, 40,103 shares; Evan Nord, 33,118 shares; Ms. Puma, 0 shares; Mr. Robinson, 19,457 shares; and Mr. Rosen, 15,154 shares. In addition, Mr. Madar has the right to acquire 570,000 shares on or before March 10, 2002 under stock option plans of the Company.

(2) These include the right to acquire shares on or before March 10, 2002 in amounts as follows: Mr. Campbell, 579,500 shares; Mr. Hellman, 20,000 shares; Mr. McLane, 215,500 shares; Mr. Dunn, 112,900 shares; and Mr. Gacka, 91,540 shares.

(3) These include 88,982 shares held by Mr. Ginn as trustee of various trusts for the grandchildren of Eric Nord.

(4) These include 632,116 shares held by The Nord Family Foundation. As a trustee of this foundation, Eric Nord has shared voting power and shared investment power with respect to these shares.

(5) These include 360,000 shares held by the Eric and Jane Nord Foundation. As trustees of this foundation, Eric Nord and Mr. Ginn have shared voting power and shared investment power with respect to these shares.

(6) These include 12,000 shares held by the Ginn Family Fund. As a trustee of this fund, Mr. Ginn has shared voting power and shared investment power with respect to these shares.

(7) These include 2,005,560 shares held by Eric Nord and Evan Nord as testamentary trustees under the will of Walter G. Nord, the founder of Nordson. Eric Nord and Evan Nord have shared voting power and shared investment power with respect to these shares.

(8) These include 1,000,000 shares held by the Cynthia W. Nord Charitable Remainder Unitrust and 1,000,000 shares held by the Evan W. Nord Charitable Remainder Unitrust. As trust advisor of those trusts, Evan Nord has voting power with respect to these shares.

(9) Dr. Ignat is a nominee for election as a director of the Company and is the nephew of Eric and Evan Nord.

(10) Evan Nord is retiring from the Board of Directors at the 2002 Annual Meeting of Shareholders.

(11) Kayne Anderson Rudnick Investment Management, LLC is a registered investment advisor and is located at 1800 Avenue of the Stars, Los Angeles, California, 90067.

(12) These include the shares held by The Nord Family Foundation. Beneficial ownership of the shares held by each of the directors and executive officers as a group consists of sole voting power with respect to 1,012,000 shares, sole voting and sole investment power with respect to 5,550,996 shares, shared voting power and shared investment power with respect to 3,009,676 shares, and the right to acquire 2,072,187 shares on or before March 10, 2002.

As of January 9, 2002, present and former directors, officers and employees of Nordson and their families beneficially owned over 18.8 million Nordson Common Shares, representing 57% of the outstanding shares. Nordson is party to an agreement that, with some exceptions, gives Nordson a right of first refusal with respect to proposed sales of Nordson Common Shares by Evan Nord and Eric Nord, individually or as testamentary trustees, Mr. Ginn, as trustee, and The Nord Family Foundation. Except as described in the above table, to the best of Nordson's knowledge, no person beneficially owns more than 5% of the outstanding Nordson Common Shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of Nordson and persons who own more than ten percent of Nordson's Common Shares to file reports of ownership and changes in ownership of Nordson Common Shares held by them with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based on its review of these reports, the Company believes that, during the fiscal year ended October 28, 2001, all reports were filed on a timely basis by reporting persons except for an inadvertent late filing by Cynthia W. Nord, the wife of Evan Nord, with respect to a gift of 1,692 shares.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Committee Report on Executive Compensation

The Compensation Committee (the ''Committee'') of the Board of Directors, each member of which is a non-employee director, is responsible for approving executive management compensation and for administering the incentive and equity participation plans which make up the variable compensation paid to executive officers. The Committee also administers employee stock plans and certain other benefit plans.

The Committee and the Board believe that the executive management compensation program should support the goals and objectives of the Company. These goals and objectives should balance the importance of annual financial performance with the equally important creation and protection of long-term fundamentals which support long-term growth and profitability.

Nordson's executive management compensation program:

— establishes compensation performance objectives that are directly linked to corporate goals;

— provides a high degree of leverage between compensation and corporate performance;

— creates long-term incentives directly linked to shareholder returns; and

— is designed to attract, retain and motivate key executives.

In establishing executive officer compensation, the Committee considers broad executive compensation survey analysis and advice of executive compensation consultants. In addition for 2001, the Committee used a peer group of fifteen companies having similar sales volume and/or market value. This peer group of companies represents companies that would compete for Nordson executive talent or be a source from which future executives might be recruited.

This peer group of companies is not identical to the companies included in the indices used in the performance graph appearing on page 14. Nordson believes that these indices are a useful comparison for purposes of comparing Nordson's share price performance to the performance of a broad group of comparable companies. However, the companies included in these indices are not necessarily companies with which Nordson competes for executive talent or that would be a source from which future executives may be recruited, and are therefore an inappropriate group of companies for purposes of establishing compensation levels.

Total Cash Compensation

Nordson's corporate goal is to double the value of the Company over a five-year period, with the primary value set by the market for Company shares. Two annual performance objectives to support the achievement of this goal have been established: 1) an annual return on total invested capital of 14%; and 2) earnings per share growth of 15% per year.

The Committee believes that consistent achievement of these two objectives will lead to doubling the value of the Company over a five-year period. The cash compensation program for executive officers, including the Chief Executive Officer (''Officers''), which consists of a fixed annual base salary plus an annual cash bonus, is designed to link directly to the achievement of these two annual performance objectives.

The Officer cash compensation program is designed such that if Nordson's financial performance is equal to the median financial performance of the peer group of companies, each Officer's total cash compensation will be less than the median compensation for similar positions in the peer group. As Nordson performance increases above the median for the peer group, Officer total cash compensation will increase correspondingly such that the percentile ranking of each Officer's total cash compensation will correlate with the percentile ranking of Nordson performance.

Base Salary

Officers' base salaries are targeted at the 50th percentile salary for similar positions within the peer group of companies. The Committee reviews the competitiveness of Officers' base salaries annually and, if appropriate, salaries are changed based upon individual performance, competitive position and salary practices of the peer group companies.

Annual Cash Bonus

The bonus portion of cash compensation is paid pursuant to the Bonus Plan and is highly leveraged to achievement of the two corporate performance objectives. In making awards under the Bonus Plan for any particular year, the Committee may choose to modify targets, change payment levels or otherwise exercise discretion to reflect the external economic environment and individual or Company performance.

In the Bonus Plan for 2001, 50% of the cash bonus eligibility was based on the return on total invested capital component of the plan, with a bonus to be paid if Nordson's annual return was at least 8%, and attaining its maximum when the return, after severance and restructuring costs, reached 10%. The remaining 50% of the cash bonus eligibility was based on the earnings per share component, with a bonus to be paid if Nordson's earnings per share growth was positive, and attaining its maximum when growth reached 20%.

Nordson achieved a return on total invested capital of 7.7% after severance and restructuring costs. Earnings per share growth on a diluted basis after severance and restructuring costs was negative. Since performance did not exceed the threshold payment levels, Mr. Campbell and the other Officers were not paid bonuses.

Deferred Compensation Plan

The Deferred Compensation Plan provides Officers and key employees of Nordson with an opportunity to defer receipt of fiscal year cash compensation (base salary and incentive compensation) and restricted stock granted under the Performance Plan. The Chief Executive Officer recommends participants in the Plan to the Committee for approval. Once approved, participants may then elect to defer all or part of their cash compensation (base salary and incentive compensation) for the relevant fiscal year or receipt of restricted stock granted under the Performance Plan for a period of years or until retirement. The Nordson Corporation Investment Contract Fund of the Nordson Employees' Savings Trust Plan is presently used to determine earnings on the deferred amounts.

Long Term Incentives

Long-term incentives consist of stock options and cash awards granted under the Performance Plan. The Committee believes that through the use of stock options and performance-based cash awards, Officer interests are directly tied with those of the Company's shareholders.

Officers are issued stock option grants annually with an exercise price equal to the fair market value of the shares on the date of grant. These options are not fully exercisable until four years following the date of grant and expire in ten years, to reinforce a long-term perspective and to help retain key executives.

Officers receive cash awards based solely on corporate performance targets over three-year performance periods. Cash awards vary if predetermined threshold, target and maximum performance levels are achieved at the end of a performance period. No payout will occur unless the Company achieves certain threshold performance objectives. The Committee chooses specific measures for each successive three-year performance period. For the 2001-2003 performance period, the Committee established performance measures applicable to all Officers based on economic value added and sales growth.

Deduction Limitation on Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, precludes a publicly-held corporation from taking a deduction for certain compensation in excess of

$1 million paid or accrued with respect to certain of the Officers. No Officers of Nordson received compensation in excess of $1 million in 2001. The Committee will continue to monitor its compensation policy for deductibility under Section 162(m).

Compensation Committee of the Board of Directors:

William W. Colville, Chairman
Stephen R. Hardis
Joseph P. Keithley
Eric T. Nord
Mary G. Puma
Benedict P. Rosen

January 28, 2002

Summary Compensation Table

The following table sets forth individual compensation information for the fiscal year ended October 28, 2001, for Edward P. Campbell and the four other most highly compensated Officers whose total annual salary and bonus for the fiscal year ended October 28, 2001 exceeded $100,000:

		Annual Compensation			Long-Term Compensation Awards		
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($) (1)	Options/ SARs (#)	All Other Compensation ($) (2)
Edward P. Campbell	2001	590,000	0	0	0	192,000	27,598
President & Chief	2000	560,000	650,000	0	0	150,000	73,083
Executive Officer	1999	535,000	318,175	0	0	150,000	30,900
Peter S. Hellman (3)	2001	420,000	0	0	0	80,000	2,019
Executive Vice President & Chief Financial & Administrative Officer	2000	284,615	269,295	0	233,280	80,000	12,133
Donald J. McLane	2001	300,000	0	0	0	52,000	12,517
Senior Vice President	2000	280,000	280,000	0	0	60,000	33,180
	1999	240,000	115,970	0	0	50,000	13,753
Robert A. Dunn, Jr.	2001	250,000	0	0	0	36,000	10,660
Vice President	2000	240,000	215,436	0	0	44,000	28,932
	1999	228,000	110,172	0	0	50,000	11,670
Mark G. Gacka	2001	255,000	0	0	0	36,000	10,698
Vice President	2000	244,000	219,027	0	0	44,000	28,010
	1999	222,000	107,273	0	0	50,000	11,360

(1) Amounts reported represent the dollar value on the date of grant of 12,000 shares for Mr. Hellman.

(2) Includes in each case, employer matching and allocations made to Nordson Corporation's Employees' Savings Trust Plan and Supplemental Plan, as follows: Mr. Campbell, $27,598; Mr. Hellman, $2,019; Mr. McLane, $12,517; Mr. Dunn, $10,660; and Mr. Gacka, $10,698, respectively.

(3) Mr. Hellman was elected an executive officer of the Company on February 14, 2000.

Option/SAR Grants in Last Fiscal Year

The following table sets forth information regarding individual grants of stock options/SARs made during the fiscal year ended October 28, 2001 to each Officer named in the Summary Compensation Table:

Name	Individual Grants: Number of Securities Underlying Options/SARs Granted (1) (2)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($) (3)
Edward P. Campbell	192,000	24.1%	28.50	11/6/2010	1,618,560
Peter S. Hellman	80,000	10.0%	28.50	11/6/2010	674,400
Donald J. McLane	52,000	6.5%	28.50	11/6/2010	438,360
Robert A. Dunn, Jr.	36,000	4.5%	28.50	11/6/2010	303,480
Mark G. Gacka	36,000	4.5%	28.50	11/6/2010	303,480

(1) All options become exercisable beginning one year after grant date at 25% per year on a cumulative basis. The exercise price was equal to the fair market value on the date of grant. The exercise price and tax withholding obligations related to the exercise may be paid by cash, delivery of already owned shares, or by offset of the underlying shares, or any combination thereof.

(2) No stock appreciation rights (''SARs'') were granted to any employee other than stock appreciation rights (''Limited Rights'') that become exercisable only upon the occurrence of a change in control of Nordson.

(3) These values were calculated using a Black-Scholes option pricing model. The Black-Scholes model is a complicated mathematical formula which is widely used and accepted for valuing traded stock options. The actual value, if any, an Officer may realize will depend on the excess of the stock price over the exercise price on the date the options are exercised, and no assurance exists that the value realized by an Officer will be at or near the value estimated by the Black-Scholes model. The following assumptions were used in these calculations:

(a) Expected life of option: 7.0 years;

(b) Volatility factor: 24.8%;

(c) Assumed risk-free rate of interest: 4.48%

(d) Assumed dividend yield: 1.62%;

(e) No reduction in the value calculated has been made for possible forfeitures.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth information regarding each exercise of stock options/SARs during the fiscal year ended October 28, 2001, by each Officer named in the Summary Compensation Table, and the value of unexercised stock options/SARs held by each Officer named in the Summary Compensation Table:

Name	Number of Securities Underlying Options/SARs Exercised	Value Realized (1) ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End(2) ($) Exercisable/ Unexercisable
Edward P. Campbell	28,000	228,344	431,500 E 404,500 U	306,845 E 459,375 U
Peter S. Hellman	0	0	0 E 160,000 U	0 E 336,800 U
Donald J. McLane	0	0	187,000 E 128,000 U	183,440 E 172,250 U
Robert A. Dunn, Jr.	12,000	74,175	73,440 E 100,960 U	85,550 E 141,650 U
Mark G. Gacka	2,940	25,174	61,920 E 96,880 U	91,358 E 141,650 U

(1) Represents the difference between the option exercise price and the last sales price of a common share on the NASDAQ National Market System on the date prior to exercise.

(2) Based on the last sales price of Nordson Common Shares of $24.71 on the NASDAQ National Market System on October 26, 2001. The ultimate realization of profit on the sale of the shares underlying such options is dependent upon the market price of such shares on the date of sale.

Salaried Employees' Pension Plan

Benefits under the U.S. Salaried Employees' Pension Plan are based on average annual compensation (salaries, commissions and incentive bonuses) for the highest 5 years during the last 10 years of employment prior to retirement. The following table shows the annual benefit payable under the Plan at age 65.

Final Average Annual Compensation	Years of Benefit Service 10	15	20	25	30
$ 100,000	12,188	18,284	24,376	30,472	36,568
200,000	29,440	45,784	61,039	76,304	91,568
300,000	48,851	73,284	97,702	122,135	146,568
400,000	67,183	100,784	134,365	167,967	201,568
500,000	85,513	128,282	171,026	213,795	256,564
700,000	122,177	183,284	244,354	305,461	366,568
900,000	158,840	238,284	317,680	397,138	476,568
1,100,000	195,503	293,284	391,006	488,787	586,568
1,300,000	232,166	348,284	464,332	580,450	696,568
1,500,000	268,829	403,284	537,658	672,113	806,568
1,700,000	305,492	458,284	610,984	763,776	916,568

The amounts shown in the table represent the annual benefit (after reduction for Social Security payments) payable to an employee for life. Certain surviving spouse benefits are also available under the Plan, as well as early retirement benefits. The table has been prepared without regard to benefit limitations imposed by

the Internal Revenue Code of 1986, as amended (the ''Internal Revenue Code''). The years of benefit service credited under the Plan as of October 28, 2001 for the Officers named in the Summary Compensation Table who continue to participate in the Plan are as follows: Mr. Campbell – 13 years; Mr. Hellman – 1 year; Mr. McLane – 26 years; Mr. Dunn – 30 years; and Mr. Gacka – 22 years.

Excess Defined Benefit Pension Plan and Excess Defined Contribution Retirement Plan

The Internal Revenue Code limits the benefits provided under the Salaried Employees' Pension Plan, the amount that an employee can contribute to the Employees' Savings Trust Plan, and the amount that Nordson can contribute on behalf of an employee under the Employees' Savings Trust Plan and the Employee Stock Ownership Plan, which was merged into the Employees' Savings Trust Plan, and became a separate fund within that Plan, in October 2000.

The Excess Defined Benefit Pension Plan provides for the payment, out of Nordson's general funds, of the amount by which certain participants' benefits under the Salaried Employees' Pension Plan would exceed the limitations applicable to that Plan. The terms of payment under the Excess Defined Benefit Pension Plan are the same as those under the Salaried Employees' Pension Plan.

The table on page 12 does not reflect benefit limitations imposed by the Internal Revenue Code, and shows the aggregate annual pension benefits payable under both the Salaried Employees' Pension Plan and the Excess Defined Benefit Pension Plan.

The Excess Defined Contribution Retirement Plan provides for the payment, out of Nordson's general funds, of the amount by which the participant's contributions under the Employees' Savings Trust Plan and Nordson's contributions to the Employees' Savings Trust Plan and the Employee Stock Ownership Plan would exceed the limitations applicable to those Plans. In fiscal year 2001, Nordson did not, and in the future will not, make payments in Nordson Common Shares under the Excess Defined Contribution Retirement Plan with respect to the Employee Stock Ownership Plan. Salaried employees who are designated by the Committee and who participate in the Employees' Savings Trust Plan are eligible to participate in the Excess Defined Contribution Retirement Plan. Benefits under the Excess Defined Contribution Retirement Plan resulting from the Internal Revenue Code limitations applicable to the Employees' Savings Trust Plan will be paid in cash. Payments may be made either in lump sum or in monthly installments over a two-year period. The Compensation Committee administers the Excess Defined Contribution Retirement Plan.

The portions of Nordson's contributions under the Excess Defined Contribution Retirement Plan allocated to the accounts of the Officers named in the Summary Compensation Table, and to all current Officers as a group during the fiscal year ended October 28, 2001 are as follows: Mr. Campbell – $21,384; Mr. Hellman – $999; Mr. McLane – $6,871; Mr. Dunn – $5,451; Mr. Gacka – $5,489; and all current Officers as a group – $50,038.

Performance Graph

The following is a graph which compares the five-year cumulative return from investing $100 on November 1, 1996 in each of Nordson Common Shares, the S&P MidCap 400 Index and the S&P MidCap 400 Manufacturing Specialized Index, with dividends assumed to be reinvested.



TOTAL SHAREHOLDER RETURNS
INDEXED RETURNS
(Dividends reinvested)
$250
$225
$200
$175
$150
$125
$100
$75
$50
1996
1997
1998
1999
2000
2001
S&P MidCap 400
S&P MidCap 400 Mfg. Specialized
Nordson

Assumes $100 invested on November 1, 1996 in Nordson Common Shares, the S&P MidCap 400 Index, and the S&P MidCap 400 Manufacturing Specialized Index. Total return assumes reinvestment of dividends.

Agreements with Officers and Directors

Nordson has agreed to provide Mr. Campbell with supplemental pension benefits in order to restore some of the benefits he would have received if he had remained with his former employer. Mr. Campbell will be a participant in the Nordson Salaried Employees' Pension Plan described on pages 12 and 13, but his benefits under this plan will be modified to recognize his prior service with his former employer. His ''average annual compensation'' under this plan will be determined as the average of his compensation during his 36 consecutive highest paid months (instead of 60), and he will be eligible for the full pension benefit at age 60. He may retire prior to age 60 commencing at age 55, but his benefit will be reduced 5% per year for retirement before age 60. His benefit will also be reduced by the amount of any pension benefit payment he receives from the pension plan of his former employer. Mr. Campbell had 11 years of employment with his former employer.

On October 30, 1998 the Committee approved Employment Agreements with the Officers that would be effective upon a change in control of the Company. These agreements specify events constituting a change in control, as well as certain circumstances in which a change in control may be ''undone.''

Upon the occurrence of a change in control, the agreements will provide for a 24 month contract period during which the Officer is to hold substantially the same position with the same duties and responsibilities as immediately prior to the change in control. Each agreement will provide that total compensation is to continue during the contract period at a level not less than the level in effect immediately prior to the change in control (or on the date two years prior to the change in control, if higher) and for continued participation in benefit plans applicable to executive personnel.

In addition, if following a change in control the Officer's employment is terminated by the Company without cause or by the executive for ''good reason'' (even if termination occurs after expiration of the 24 month contract period), then the Officer is to be provided supplemental retirement benefits which reflect an additional five years of age and service credit under the Company's Salaried Employees' Pension Plan and the Excess Defined Benefit Pension Plan, if the Officer is eligible to participate in that Plan.

Further, if the Officer's employment is terminated without cause or by the Officer for ''good reason'' during the 24 month contract period, the Officer will receive severance compensation until the later of the expiration of the 24 month contract period or the date which is not less than twelve months (24 months for Mr. Campbell) after the termination of employment. Total compensation is to be continued in effect as well as coverage under certain of the Company's benefit plans, including continued service credit under the Company's Salaried Employees' Pension Plan and the Excess Defined Benefit Pension Plan, if applicable.

An Officer is to use reasonable efforts to seek other suitable employment, and the Company's obligation to provide continued payments of total compensation and benefits is offset in some circumstances by compensation and benefits provided by a subsequent employer.

As a condition of receiving payments, the Officer must not disclose confidential information relating to the Company or its business and is subject to certain noncompetition restrictions.

The agreements also provide for a tax gross-up payment to any Officer, in the event payments under the agreements are deemed excess parachute payments under applicable tax regulations and require the payment of excise taxes, in such amounts as are necessary to place the Officer in the same position as if such tax were not imposed.

Compensation Committee Interlocks and Insider Participation

Eric Nord, who serves on the Compensation Committee, was formerly President and Chief Executive Officer of the Company.

INDEPENDENT AUDITORS

Ernst & Young LLP has been appointed as Nordson's independent auditors for the fiscal year ending November 3, 2002. Ernst & Young LLP or a predecessor has served as Nordson's independent auditors since 1935. A representative of Ernst & Young LLP is expected to be present at the annual meeting. The representative will be given an opportunity to make a statement if desired and to respond to questions regarding Ernst & Young LLP's examination of Nordson's financial statements and records for the fiscal year ended October 28, 2001.

Fees Paid to Ernst & Young LLP

The following table shows the fees paid or accrued by the Company for audit and other services provided by Ernst &Young LLP for the fiscal year ended October 28, 2001:

Audit Fees (1)	$560,100
Financial Information Systems Design and Implementation Fees	$ 0
All Other Fees (2)	$673,300

(1) Audit services of Ernst & Young LLP for the fiscal year ended October 28, 2001 consisted of the audit of the annual consolidated financial statements of the Company and the quarterly review of interim financial statements.

(2) Fees for all other services included audit related services of $342,500 and tax related services of $330,800. Audit related services generally include fees for statutory, employee benefit plan and internal audits, business acquisitions, accounting consultations and Securities and Exchange Commission registration statements. Tax related services generally include fees for tax compliance and consulting.

GENERAL

Voting at the Meeting

Shareholders of record at the close of business on January 9, 2002 are entitled to vote at the meeting. On that date, a total of 33,200,706 Nordson Common Shares were outstanding. Each share is entitled to one vote.

Voting for directors will be cumulative if any shareholder gives notice in writing to the President, a Vice President or the Secretary of Nordson at least 48 hours before the time set for the meeting and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary, or by or on behalf of the shareholder giving the notice. If cumulative voting is in effect, Nordson's shareholders will be entitled to cast, in the election of directors, a number of votes equal to the product of the number of directors to be elected multiplied by the number of shares that each shareholder is voting. Nordson's shareholders may cast all of these votes for one nominee or distribute them among several nominees, as they see fit. If cumulative voting is in effect, shares represented by each properly signed proxy card will also be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card.

Under Ohio law, directors are elected if they receive the greatest number of votes of shareholders of the corporation present at a meeting at which a quorum is present, and proposals are adopted or approved by the vote of a specified percentage of the voting power of the corporation. Abstentions and broker non-votes are tabulated in determining the votes present at a meeting. Consequently, an abstention or a broker non-vote has the same effect as a vote against a proposal or a director nominee, as each abstention or broker non-vote would be one less vote in favor of a proposal or for a director nominee.

If any of the nominees listed on pages 2 and 3 becomes unable or declines to serve as a director, each properly signed proxy card will be voted for another person recommended by the Board of Directors.

However, the Board has no reason to believe that any nominee will be unable or will decline to serve as a director.

The Board of Directors knows of no other matters that will be presented at the meeting other than the election of directors. However, if other matters do properly come before the meeting, the persons named in the proxy card will vote on these matters in accordance with their best judgment.

Shareholder Proposals

Any shareholder who wishes to submit a proposal to be considered for inclusion in next year's Proxy Statement should send the proposal to Nordson for receipt on or before September 30, 2002. Additionally, a shareholder may submit a proposal for consideration at next year's Annual Meeting of Shareholders, but not for inclusion in next year's Proxy Statement, if that proposal is submitted on or between December 7, 2002 and January 6, 2003. For business to be properly requested by a shareholder to be brought before an annual meeting of shareholders, the shareholder must comply with all of the requirements of Nordson's Regulations, not just the timeliness requirements described above.

Nordson will bear the expense of preparing, printing and mailing this Notice and Proxy Statement. In addition to requesting proxies by mail, officers and regular employees of Nordson may request proxies by telephone or in person. Nordson will ask custodians, nominees and fiduciaries to send proxy material to beneficial owners in order to obtain voting instructions. Nordson will, upon request, reimburse them for their reasonable expenses for mailing the proxy material.

Nordson's Annual Report to Shareholders, including financial statements for the fiscal year ended October 28, 2001, is being mailed to shareholders of record with this Proxy Statement.

For the Board of Directors

WILLIAM D. GINN
Secretary

January 28, 2002

APPENDIX A

AUDIT COMMITTEE REPORT

January 18, 2002

To: The Board of Directors of Nordson Corporation

Our Committee has reviewed and discussed the audited financial statements of the Company for the year ended October 28, 2001 (the ''Audited Financial Statements''). In addition, we have discussed with Ernst & Young LLP (''E&Y''), the independent auditing firm for the Company, the matters required by Codification of Statements on Auditing Standards No. 61.

The Committee also has received the written disclosures and the letter from E&Y required by Independence Standards Board Standard No. 1. We have discussed with E&Y its independence from the Company, including the compatibility of non-audit services with E&Y's independence.

Based on the foregoing review and discussions and relying thereon, we have recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report for the year ended October 28, 2001 on Form 10-K.

Audit Committee

Dr. Glenn R. Brown, Chairman
William D. Ginn
William P. Madar
Evan W. Nord
William L. Robinson, Esq.

YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE AND RETURN
YOUR PROXY.

Nordson

c/o National City Bank
P.O. Box 92301
Cleveland, OH 44197-1200

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

DETACH CARD

P R O X Y

NORDSON CORPORATION

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 7, 2002

This Proxy is Solicited by the Board of Directors

At the Annual Meeting of Shareholders of NORDSON CORPORATION to be held on March 7, 2002, and at any adjournment, WILLIAM P. MADAR, WILLIAM W. COLVILLE, and STEPHEN R. HARDIS, and each of them, with full power of substitution and resubstitution, are hereby authorized to represent me and vote all my shares on the following matters:

1. Election of six Directors.

☐ FOR all nominees listed below *(except as marked to the contrary below).*

☐ WITHHOLD AUTHORITY *to vote for all nominees listed below.*

Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.

Dr. Glenn R. Brown   Peter S. Hellman   Dr. David W. Ignat
Joseph P. Keithley   Eric T. Nord   Mary G. Puma

2. Any other matter that may properly come before the meeting.

(Continued and to be signed on reverse side)

DETACH CARD

(Continued from other side)

You are encouraged to specify your choices by marking the appropriate boxes, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxies cannot vote your shares unless you sign and return this card. Unless otherwise specified above, this Proxy will be voted FOR the election as Directors of the nominees noted on the reverse side.

DATE: ____________________, 2002

____

____

Signature(s) of shareholder(s)

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

PLEASE DATE, SIGN, AND RETURN IN THE ENCLOSED ENVELOPE — NO POSTAGE NECESSARY.

Nordson

c/o National City Bank
P.O. Box 92301
Cleveland, OH 44197-1200

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your voting instruction card in the enclosed envelope.

DETACH CARD

NORDSON CORPORATION

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 7, 2002

To: Key Trust Company of Ohio, N.A., as Trustee for the Nordson Employees' Savings Trust Plan (the "Plan").

Pursuant to Article XIII, Section 13.18 of the Plan, the undersigned, as a Participant of the Plan, hereby directs the Trustee to vote as designated below (in person or by proxy) the undersigned's entire proportionate interest in Nordson Corporation Common Shares held in the Plan on the record date at the Annual Meeting of Shareholders of NORDSON CORPORATION to be held on March 7, 2002, and at any adjournment, on the following matters:

1. Election of six Directors.

☐ FOR all nominees listed below *(except as marked to the contrary below).*

☐ WITHHOLD AUTHORITY *to vote for all nominees listed below.*

Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.

Dr. Glenn R. Brown   Peter S. Hellman   Dr. David W. Ignat
Joseph P. Keithley   Eric T. Nord   Mary G. Puma

2. Any other matter that may properly come before the meeting.

CONFIDENTIAL VOTING INSTRUCTION CARD

(Continued and to be signed on reverse side)

DETACH CARD

(Continued from other side)

You are encouraged to specify your choices by marking the appropriate boxes. Unless otherwise specified above, your share interest will be voted by the Trustee in the same proportions as it votes shares for which it receives express instructions.

DATE: ______________________________, 2002

____

____

Signature(s) of shareholder(s)

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

PLEASE DATE, SIGN, AND RETURN IN THE ENCLOSED ENVELOPE — NO POSTAGE NECESSARY.

Nordson

c/o National City Bank
P.O. Box 92301
Cleveland, OH 44197-1200

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your voting instruction card in the enclosed envelope.

DETACH CARD

NORDSON CORPORATION

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 7, 2002

To: Key Trust Company of Ohio, N.A., as Trustee for the Nordson Hourly-Rated Employees' Savings Trust Plan (the "Plan").

Pursuant to Article XIII, Section 13.18 of the Plan, the undersigned, as a Participant of the Plan, hereby directs the Trustee to vote as designated below (in person or by proxy) the undersigned's entire proportionate interest in Nordson Corporation Common Shares held in the Plan on the record date at the Annual Meeting of Shareholders of NORDSON CORPORATION to be held on March 7, 2002, and at any adjournment, on the following matters:

1. Election of six Directors.

☐ FOR all nominees listed below *(except as marked to the contrary below).*

☐ WITHHOLD AUTHORITY *to vote for all nominees listed below.*

Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.

Dr. Glenn R. Brown Peter S. Hellman Dr. David W. Ignat
Joseph P. Keithley Eric T. Nord Mary G. Puma

2. Any other matter that may properly come before the meeting.

CONFIDENTIAL VOTING INSTRUCTION CARD

(Continued and to be signed on reverse side)

DETACH CARD

(Continued from other side)

You are encouraged to specify your choices by marking the appropriate boxes. Unless otherwise specified above, your share interest will be voted by the Trustee in the same proportions as it votes shares for which it receives express instructions.

DATE: ________________________, 2002

____

____

Signature(s) of shareholder(s)

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

PLEASE DATE, SIGN, AND RETURN IN THE ENCLOSED ENVELOPE — NO POSTAGE NECESSARY.

c/o National City Bank
P.O. Box 92301
Cleveland, OH 44197-1200

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your voting instruction card in the enclosed envelope.

DETACH CARD

NORDSON CORPORATION

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 7, 2002

To: Key Trust Company of Ohio, N.A., as Trustee for the Slautterback Corporation 401(k) Profit Sharing Plan (the "Plan").

Pursuant to Article XI, Section 11.18 of the Plan, the undersigned, as a Participant of the Plan, hereby directs the Trustee to vote as designated below (in person or by proxy) the undersigned's entire proportionate interest in Nordson Corporation Common Shares held in the Plan on the record date at the Annual Meeting of Shareholders of NORDSON CORPORATION to be held on March 7, 2002, and at any adjournment, on the following matters:

1. Election of six Directors.

☐ FOR all nominees listed below *(except as marked to the contrary below).*

☐ WITHHOLD AUTHORITY *to vote for all nominees listed below.*

Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.

Dr. Glenn R. Brown   Peter S. Hellman   Dr. David W. Ignat
Joseph P. Keithley   Eric T. Nord   Mary G. Puma

2. Any other matter that may properly come before the meeting.

CONFIDENTIAL VOTING INSTRUCTION CARD

(Continued and to be signed on reverse side)

DETACH CARD

(Continued from other side)

You are encouraged to specify your choices by marking the appropriate boxes. Unless otherwise specified above, your share interest will be voted by the Trustee in the same proportions as it votes shares for which it receives express instructions.

DATE: ________________________, 2002

____

____

Signature(s) of shareholder(s)

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

PLEASE DATE, SIGN, AND RETURN IN THE ENCLOSED ENVELOPE — NO POSTAGE NECESSARY.